



SELECT RETIREMENT

This brochure must be preceded or accompanied by the prospectus.

Nationwide has filed a registration statement (including a prospectus) with the SEC for Select Retirement. The product prospectus can be obtained by writing to Nationwide Life Insurance Company, P.O. Box 182021, Columbus, OH 43218-2021, calling 1-877-877-4217, or by logging on at nationwide.com/selectretirement. Before investing, you should read the prospectus in that registration statement and other documents Nationwide has filed with the SEC for more complete information. You may also get the prospectus and other documents for free by visiting EDGAR on the SEC website at www.sec.gov. All mutual fund products and exchange-traded funds (ETFs) in the Select UMA are sold by prospectus, which contains more complete information about the fund. Please contact your financial advisor for copies. Before investing, carefully consider the fund's investment objectives, risks, charges and expenses. The product prospectus and fund prospectus contain this and other important information. Read the prospectuses carefully before investing.

Nationwide doesn't endorse or guarantee any investment model or product used by the investor and/or contract owner. Nationwide is not affiliated with any third party that may be authorized by the contract owner to direct allocations, including Morgan Stanley Smith Barney and its affiliates.

Nationwide annuities are underwritten by Nationwide Life Insurance Company, Columbus, Ohio, a member of Nationwide Financial. The general distributor for annuity contracts is Nationwide Investment Services Corporation, member FINRA. In MI Only: Nationwide Investment Svcs. Corporation.

Select Retirement, an individual, supplemental, immediate fixed income annuity is issued by Nationwide Life Insurance Company, Columbus, Ohio, a member of Nationwide Financial.

Contract number: IAR-0104AO, IAB-0114AO

May not be available in all states.

NFM-7558AO-SB.3 (10/10)

Select Retirement

Nationwide®

On Your Side®

Nationwide®

SELECT RETIREMENT

Nationwide®

OPPORTUNITY IS KNOCKING.

Help increase your retirement income potential.

Introducing **Select Retirement**

SELECT RETIREMENT

SELECT RETIREMENT

It's important to understand

Select Retirement, an individual, supplemental, immediate fixed income annuity contract, is an income guarantee product that is available with certain investment options within a Select UMA account at Morgan Stanley Smith Barney. The contract is designed to provide a guaranteed income stream in the event investors encounter or experience certain triggering events within their UMA accounts. It is designed to provide you with lifetime income withdrawals from your account. Before adding this product to one of the eligible Select UMA investment options, you should discuss it with your Financial Advisor and carefully consider the fees and any limitations this product may have. Investors initially receive from their UMA accounts, then from Select Retirement if triggering events occur.



TABLE OF CONTENTS

Retirement risks   2

Select Retirement   4

The accumulation phase   6

The withdrawal phase   8

The income phase   10

Additional provisions and details   12

Why Nationwide®   18

Nothing ventured, nothing gained.

Investing involves risk.

Investing your retirement money gives it the chance to grow. But investing can also expose you to risk, including:

MARKET RISK

Your investment value will rise and fall with the market.

You can't predict or control equity values.

What happens to your money if the market is down when you invest or when you decide to retire?



EFFECT OF MARKET FLUCTUATION

When would you rather retire?

Account Value ($)

Time

INCOME RISK

Your yearly income may shrink if your investment value drops.

Imagine you're retired. You withdraw 7% of your investment every year.

So if the market does poorly in a given year, how can you keep your income from taking a hit?

$100,000 x 7% = $7,000

$75,000 x 7% = $5,250

Inflation risk

The rising cost of living may offset your investment gains.

Each year, the same amount of money buys a little less.

So how can you maintain the purchasing power of your hard-earned retirement dollars?

[1] Bureau of Labor Statistics, Consumer Price Index (www.bls.gov).

PRICE INCREASES OVER THE PAST 20 YEARS[1]

	Total Increases	Average Annual Increases
Physician's services	102%	5.1%
Prescription drugs & medical supplies	89%	4.4%

Over the past 20 years, inflation has averaged 3.2%[1]

Longevity risk

You may last longer than the money you have to live on.

Today, the average 65-year-old can expect to reach 83. Half the population will live longer than average.[2]

Once you stop working, how can you make sure you'll always have money coming in?

[2] U.S. Department of Health and Human Services, *Health, United States* (2008).

1 in 4 women will live to age **94**

1 in 4 men will live to age **92**

Source: Annuity 2000 Mortality Table, Society of Actuaries.

Helping you realize your retirement income potential.

Select Retirement.

An innovative, proprietary product and one of the first of its kind in the industry, Select Retirement allows you to take advantage of market increases while protecting your future income base through the high water mark feature from market downturns.

Select Retirement is an optional insurance feature that "wraps" your Morgan Stanley Smith Barney unified managed account with a supplemental fixed income annuity. That "wrap" provides you with a guaranteed income stream based on the value of your unified managed account. So you'll continue to receive income even if your account's assets should become depleted. Select Retirement tracks the income benefit base and provides a high water mark feature.

Select Retirement has three phases.



It's possible that a triggering event will not occur and will not transition into the income phase; in this case, you will not receive any payments from this contract and will have paid for a feature from which you received no benefit.

A UMA ACCOUNT WITH MSSB SELECT RETIREMENT CAN GIVE YOU …	WHILE HELPING TO OFFSET …
LESS INCOME RISK A built-in feature provides income based on the annual high watermark value of your account (account assets are those invested in investment options within a Select UMA account). Your income can increase when your account value has grown but will not decrease in the event of market losses.	 INCOME RISK
GUARANTEED INCOME FOR LIFE A stream of income you can't outlive.	  MARKET RISK LONGEVITY RISK
INVESTMENT CHOICES Access to a wide range of professionally managed investment options within a Select UMA account (options include SMAs, ETFs and mutual funds). • Also available without Select Retirement	  MARKET RISK INFLATION RISK

1. THE ACCUMULATION PHASE

Who can add this guarantee to the eligible Select UMA investment options?

Anyone between the ages of 45–75. If the spousal continuation is chosen:

- The minimum age is 45
- The maximum age of the younger spouse is 80
- The maximum age of the older spouse is 84

What types of accounts are available?

Nonqualified, IRA, Roth IRA, SEP IRA, SIMPLE IRA.

How much can I invest?

Your initial account value must be at least $50,000. Your total deposits cannot exceed $2 million (unless approved by Nationwide).

What is the fee for the income guarantee?

The contract fee is in addition to any advisory and fund fees within the Select UMA account.

- 1% of the guaranteed lifetime withdrawal base
- An additional fee of 0.20% applies if the Spousal Continuation option is elected

Please note, the maximum fee that may be charged is 1.45% and an additional 0.30% for Spousal Continuation. The maximum fee for Select UMA is 2.50%.

How is the fee charged?

The contract fee is stated as an annual percentage; however, it is deducted from your account on a quarterly basis. It is calculated based on your guaranteed lifetime withdrawal base. This value may differ from your account value (the guaranteed lifetime withdrawal base is explained in detail on the following pages). The fee is calculated as follows:

$$\text{Contract fee \%} \times \left(\frac{\text{\# of days in quarter}}{365} \right) \times \text{Guaranteed lifetime withdrawal base}$$

One of the key features of Select Retirement is the ability to create guaranteed retirement income.

The income is based on a guaranteed lifetime withdrawal base.

What is my guaranteed lifetime withdrawal base?

It's the value that's used to determine your annual guaranteed lifetime withdrawal amount. This value can increase with the performance of your account, but won't decrease with market losses. The initial value will equal your account value. After that, the guaranteed lifetime withdrawal base will be evaluated annually on the contract anniversary. It will be the greatest of:

- The Select UMA account value or
- The existing guaranteed lifetime withdrawal base or
- The original guaranteed lifetime withdrawal base with a 5% simple interest annual roll-up

The chart below demonstrates how this process might work for a sample account with no deposits or withdrawals during the accumulation phase.

DETERMINING THE GUARANTEED LIFETIME WITHDRAWAL BASE



2. THE WITHDRAWAL PHASE

When can I start taking income?

You can start taking guaranteed lifetime withdrawals when you're age 55 or older. If you've chosen the Spousal Continuation option, withdrawals can begin when both spouses are age 55 or older.

How much income will I receive?

The amount you're able to withdraw depends upon your age. You'll receive:

- 4% annually when you're age 55–64
- 5% annually when you're 65 and older

It's important to know that the tax implications for all withdrawals during the withdrawal phase will be determined based on the account registration.

Here's an example that shows what withdrawals might look like in an account where you've taken in a lump sum at the beginning of every year.

HYPOTHETICAL ILLUSTRATION—VARIABLE RETURNS

Contract Year	Gross Annual Return %	Net Annual Return %	Account Value	Guaranteed Lifetime Withdrawal Base	×	Guaranteed Lifetime Withdrawal Percentage	=	Guaranteed Lifetime Withdrawal Amount
1	—	—	$100,000	$100,000		5.00%		$5,000
2	9.00%	6.01%	$100,713	$100,713		5.00%		$5,036
3	4.00%	1.07%	$96,697	$100,713		5.00%		$5,036
4	8.00%	4.94%	$96,193	$100,713		5.00%		$5,036
5	2.00%	-1.00%	$90,242	$100,713		5.00%		$5,036
6	6.00%	2.82%	$87,608	$100,713		5.00%		$5,036
7	-1.00%	-4.17%	$79,125	$100,713		5.00%		$5,036

* Assumes client is age 65 and withdrawals are taken in a lump sum at the beginning of every year.

These illustrations aren't intended to reflect the performance of any available investment options or to predict or project future investment results. These illustrations are hypothetical and assume variable, 9% and 0% returns (as shown in order), a $100,000 investment, a 1.75% contract fee, and 1.05% mutual fund expense. These illustrations do not reflect any advisory fee(s) you have agreed to pay to your advisor. Your performance could be significantly different than the investment options shown depending on the investment options you pick.

HYPOTHETICAL ILLUSTRATION—9% GROSS PERFORMANCE

Contract Year	Gross Annual Return %	Net Annual Return %	Account Value	Guaranteed Lifetime Withdrawal Base	×	Guaranteed Lifetime Withdrawal Percentage	=	Guaranteed Lifetime Withdrawal Amount
1	—	—	$100,000	$100,000		5.00%		$5,000
2	9.00%	6.01%	$100,713	$101,731		5.00%		$5,036
3	9.00%	6.01%	$101,431	$101,431		5.00%		$5,072
4	9.00%	6.01%	$102,154	$102,154		5.00%		$5,108
5	9.00%	6.01%	$102,883	$102,883		5.00%		$5,144
6	9.00%	6.01%	$103,616	$103,616		5.00%		$5,181
7	9.00%	6.01%	$104,355	$104,355		5.00%		$5,218

HYPOTHETICAL ILLUSTRATION—0% GROSS RETURN

Contract Year	Gross Annual Return %	Net Annual Return %	Account Value	Guaranteed Lifetime Withdrawal Base	×	Guaranteed Lifetime Withdrawal Percentage	=	Guaranteed Lifetime Withdrawal Amount
1	—	—	$100,000	$100,000		5.00%		$5,000
2	0.00%	-2.89%	$92,252	$100,000		5.00%		$5,000
3	0.00%	-3.06%	$84,586	$100,000		5.00%		$5,000
4	0.00%	-3.25%	$77,001	$100,000		5.00%		$5,000
5	0.00%	-3.48%	$69,495	$100,000		5.00%		$5,000
6	0.00%	-3.76%	$62,067	$100,000		5.00%		$5,000
7	0.00%	-4.12%	$54,718	$100,000		5.00%		$5,000

2. THE WITHDRAWAL PHASE

Can my guaranteed lifetime withdrawal base increase during the withdrawal phase?

Yes. There are two ways your guaranteed lifetime withdrawal base can increase during the withdrawal phase:

- If your account value is greater than your current guaranteed lifetime withdrawal base at your annual benefit base review (a review performed each contract anniversary)

- It will increase dollar-for-dollar if you make additional deposits to your account (please note, total gross deposits must not exceed $2,000,000)

What are early excess withdrawals and will they affect my guaranteed lifetime withdrawal base?

- Early withdrawal—a withdrawal taken before age 55

- Excess withdrawal—a withdrawal greater than the guaranteed lifetime withdrawal amount

Excess or early withdrawals will reduce the guaranteed lifetime withdrawal base and future payments.

3. THE INCOME PHASE

The income phase is designed to continue your guaranteed lifetime withdrawals in the event one of the following triggering events occurs:

- Your account value decreases below your guaranteed lifetime withdrawal amount

- Your account value decreases below $10,000 before you are age 55 and you are in an eligible portfolio

- Your account value decreases below $10,000 after you are age 55

- You affirmatively elect to begin the Income Phase

It's also possible that your account will not transition to the income phase. In this situation, you won't receive any payments from this contract and will have paid for a feature from which you did not receive any benefit. However, we want to make sure you understand how it works.

- If a triggering event occurs, Nationwide® will notify you by mail that your account has triggered the criteria to transition into the income phase

- You have the option to allow your account to transition into the income phase; to do this, simply complete the paperwork sent to you in your notification mailing

- If you decide to transition your account into the income phase, the remaining account assets will be transferred to Nationwide and you'll continue to receive your guaranteed lifetime withdrawal amount from Nationwide

It's important to know you can elect to transition your account into the income phase after you reach age 55 even if one of these events does not occur. If you choose to do so, you'll need to complete the appropriate paperwork before this can happen.



VALUE

0   5   10   15   20   25   30   35

YEARS

- Account Value
- Guaranteed Lifetime Withdrawal Base
- Triggering Event
- Guaranteed Lifetime Payment (The Income Phase)

The chart above is for illustrative purposes to show how payments will continue during the income phase.

What will happen to my payments during the income phase?

If your account transitions to the income phase, you will continue receiving the same amount of income in the form of a guaranteed lifetime payment from Nationwide.

Will my payment amount change?

No. During the income phase, the guaranteed lifetime payment amount will be the same amount you received as of the last day you were in the withdrawal phase.

How long will I receive payments?

You will continue to receive payments throughout your lifetime. If you elected the Spousal Continuation option, your spouse will receive payments after your death throughout his or her lifetime.

Additional provisions and details.

The following is additional information that is important to understand.

What happens in the event of my death?

The answer depends on how the contract is owned, whether or not you've added the Spousal Continuation option and what **phase the contract is in.**

IF IN THE ACCUMULATION OR WITHDRAWAL PHASES AND:

Individual ownership	**You own the contract (spouse is not co-annuitant):** • The contract terminates and Nationwide will not make any payments
	You own the contract (spouse is co-annuitant; Spousal Continuation is elected): • The contract will continue and the surviving spouse will be the owner and annuitant

Joint ownership	**You and your spouse own the contract (spouse is not co-annuitant; Spousal Continuation not elected):** • If a joint owner who is the annuitant dies, the contract terminates and Nationwide will not make any payments • If a joint owner who is not the annuitant dies, the contract will continue and the surviving spouse will be the owner and annuitant
	You and your spouse own the contract (spouse is co-annuitant, Spousal Continuation is elected): • If a joint owner dies, the contract will continue and the surviving spouse will be the owner and annuitant

IF IN THE INCOME PHASE AND:

Individual ownership	**You own the contract (spouse is not co-annuitant):** • If you have received guaranteed annuity payments from Nationwide equal to the value transferred from your Select UMA account, no further payments will be made • If you haven't received payments equal to the value transferred from your Select UMA account, Nationwide will continue to make guaranteed lifetime payments to your beneficiary until the total of all payments (made to you and your beneficiary) equal your transferred value
	You own the contract (spouse is co-annuitant; Spousal Continuation is elected): • Nationwide will continue to make guaranteed lifetime payments to the surviving spouse until his/her death; upon the surviving spouse's death, if the total payments made under the contract does not equal the total transferred amount, payments will continue to the beneficiary until they equal the transferred value amount

Joint ownership	**You and your spouse own the contract (spouse is not co-annuitant; Spousal Continuation not elected):** • If a joint owner who is the annuitant dies and the total value of the payments equals your transferred value, no further payments will be made • If you haven't received payments equal to the value transferred from your Select UMA account, Nationwide will continue to make guaranteed lifetime payments to your beneficiary until the total of all payments (made to you and your beneficiary) equal your transferred value • If a joint owner who is not the annuitant dies, the contract will continue and the surviving spouse will continue to receive guaranteed lifetime payments
	You and your spouse own the contract (spouse is co-annuitant, Spousal Continuation is elected): • If a joint owner dies, the contract will continue and the surviving spouse will receive guaranteed lifetime payments • Nationwide will continue to make guaranteed lifetime payments to the surviving spouse until his/her death; upon the surviving spouse's death, if the total payments made under the contract does not equal the total transferred amount, payments will continue to the beneficiary until they equal the transferred value amount

Suspension and termination provisions.

During the accumulation and withdrawal phase, your Select Retirement contract can be suspended or terminated. Suspension will not change or suspend the calculation of the benefits or charges associated with the contract.

What will cause my contract to be suspended?

There are several reasons that can cause your contract to become suspended. Nationwide reserves the right to suspend your contract if:

- You do not comply with any provision of the prospectus
- Your account value falls below the minimum account value
- MSSB no longer manages the eligible portfolios (or formerly eligible portfolios)
- You make an additional deposit to the account when the value of the account already exceeds $2,000,000 or you make an additional deposit to the account that causes the account to exceed $2,000,000 (without Nationwide approval)

What can I do if my contract is suspended?

If your contract is suspended, you will have the ability to correct the issue(s) that caused suspension. In the event that your contract is suspended, you will be notified in writing with the cause for suspension and what you need to do to correct it. There is a 45-day period that you will have to correct the issue. If you fail to correct the issue within this timeframe, your contract with Nationwide will be terminated.

What if my marriage is terminated?

In the event your marriage is annulled or you become divorced and your decree or agreement affects your contract, you will need to notify Nationwide in writing. Depending upon how your contract is owned, Nationwide will take the appropriate steps to modify your account to comply with your decree.

For a complete explanation of the affect divorce or annulment can have, please refer to the marriage termination provisions in the prospectus.

What happens when a contract is terminated?

When termination occurs, you will not receive any payments from the contract and the guarantee will terminate. Additionally, you will have paid for a feature from which you did not receive any benefit. This may happen after a contract is in suspension or due to the fact that the account never transitions to the income phase.

Changes in terms and conditions.

What does it mean to have a change in "terms and conditions" of the Contract?

Nationwide can change certain terms and conditions of the contract after you have purchased Select Retirement. These terms and conditions include:

- Determination of an eligible portfolio
- Changes to the contract fee

How will a terms and conditions change affect an existing contract?

If Nationwide changes one or more terms and conditions of Select Retirement after it is issued, the change will not apply unless you agree to it.

If you accept the change, your contract will continue to receive the annual benefit base review.

If you reject the change, your contract will no longer automatically receive the annual benefit base review as of the effective date of the change of terms and conditions.

In order to receive the benefit associated with the annual benefit base review, you must accept the new terms and conditions associated with Select Retirement.

Tax implications.

Select Retirement is new and innovative. This contract is one of the first of its kind. Because it's innovative, the tax consequences of the contract have not been addressed in published legal authorities.

Here's Nationwide's interpretation of the tax treatment:

We believe that the tax treatment of transactions involving investments in your account will be treated the same as it would have been in the absence of the Select Retirement contract. However, we cannot provide any assurances that a court will agree with this interpretation if the Internal Revenue Service were to challenge this treatment.

In the event your account transitions into the income phase and Nationwide begins making guaranteed annuity payments, we intend to treat those payments as annuity distributions. Assuming this tax treatment is correct, guaranteed annuity payments would be treated partly as ordinary income and partly as the nontaxable return of any after-tax premium paid for the purchase of the contract.

Federal income tax laws are complex and subject to change. This information is based on our interpretation of the law and is not guaranteed. Nationwide and its representatives do not give legal or tax advice. Please consult an attorney or tax advisor for answers to your specific questions.

Why Nationwide®?

We're glad you asked.

As a stable, Midwestern company with more than 80 years of experience, we're conservative by nature. And, because we're in the business of offering annuities, life insurance, retirement plans and mutual funds, we know risk management and take many steps to protect our policyholders.

We're proud of the company we keep and the company we've built along the way. Nationwide is a Fortune 500[3] company with more than 30,000 associates, making us one of the largest financial services companies in America. Through the years, we've worked hard to build things you can rely on:

- Diversified sources of earnings and cash flows
- A strong balance sheet
- A sound and disciplined investment policy
- A long history of maintaining a quality investment portfolio

Spend some time with us and you'll quickly see a difference. Our conservative, family-based culture allows us to bring a unique brand of personalized service to our customers. We call it being *On Your Side*® and it's what drives us to help you protect what matters most.

Welcome to the Nationwide family.

Don't just take our word for it.

We've been rated by several independent agencies that track the financial stability of life insurance companies. Our enterprise risk management capabilities have been rated as "strong" by third-party rating agency Standard & Poor's, placing us in the top 15% of insurers.[4]

NATIONWIDE® FINANCIAL STRENGTH RATINGS				
AGENCY	RATING	RANK	RECEIVED	AFFIRMED
A.M. Best	A+ "Superior"	2nd strongest of 16	10/17/02	3/25/10
Moody's	A1 "Good"	5th strongest of 21	3/10/09	8/3/10
Standard & Poor's	A+ "Strong"	5th strongest of 22	12/22/08	7/22/10

These ratings and rankings reflect rating agency assessment of the financial strength and claims-paying ability of Nationwide Life Insurance Company and are subject to change at any time. They are not intended to reflect the investment experience or financial strength of any variable account, which is subject to market risk. Because the dates are only updated when there's a change in the ratings, the dates above reflect the most recent ratings we have received.

[3] Based on revenue, Fortune Magazine, (05/10).

[4] *Enterprise Risk Management Continues To Show Its Value For North American And Bermudan Insurers,* RatingsDirect Report, Standard & Poor's (2/1/10).

Select Retirement, an individual, supplemental, immediate fixed income annuity contract, is an income guarantee product that is available as an optional feature on a Select UMA account from Morgan Stanley Smith Barney. It is designed to provide lifetime income. Before adding this product, you should carefully consider the fees and any limitations this product may have. Depending on your individual circumstances, it is possible that you may not receive the full benefit of the product.

All guarantees offered by Select Retirement are subject to the claims-paying ability of Nationwide Life Insurance Company and are not backed by Morgan Stanley Smith Barney or any of its affiliates.

Select Retirement is underwritten by Nationwide Life Insurance Company, Columbus, Ohio, a member of Nationwide Financial. Nationwide Investment Services Corporation (NISC) (in MI only: Nationwide Investment Svcs. Corporation), member FINRA, acts as the national distributor of the contract sold through prospectus. NISC does not sell contracts directly to purchasers.

Select Retirement can provide a guaranteed income stream, but does not guarantee the market value of your account. Your account may lose value.

Select Retirement is a proprietary product and cannot be transferred to another financial firm. In order to receive any benefits under the contract, you must maintain your Select UMA account at Morgan Stanley Smith Barney and pay the annual advisory fees and other expenses associated with the Select UMA product. If you terminate your account with Morgan Stanley Smith Barney and transfer the account to another firm, fail to keep the assets in your Select UMA account invested in an Eligible Portfolio or Former Eligible Portfolio (as defined in the prospectus) or fail to comply with all the other requirements of the Select Retirement prospectus, the contract will automatically terminate and you will not receive any payments or other benefits under the contract. You (not Morgan Stanley Smith Barney) are responsible for taking all actions as provided in the Select Retirement prospectus to maintain the Select Retirement portfolio income insurance in effect.

The Select Retirement contract may terminate and you may not receive any guaranteed lifetime income payments under the contract if, for any reason, Morgan Stanley Smith Barney no longer offers the Select UMA product or manages any Eligible Portfolios or Former Eligible Portfolios (as defined in the prospectus) in the Select UMA product.

Guaranteed payments will be reduced or eliminated if you withdraw assets from your account before age 55 or withdraw more than the specified maximum annual amounts after age 55. Guaranteed payments are based on a guaranteed lifetime withdrawal base that is recalculated once a year on the contract anniversary date. Guaranteed payments from Nationwide Life Insurance Company do not begin unless and until your account value falls below the minimum threshold ($10,000). If you (and, if the Spousal Continuation option is elected, your spouse) die before your account value falls below $10,000, you will have paid the insurance company fees for the life of your Select Retirement contract, but will receive no payments from Nationwide Life Insurance Company in return.

During the accumulation and withdrawal phases, you retain possession of your Select UMA account and it is not subject to the claims of Nationwide Life Insurance Company's creditors. The Select Retirement contract is not a separate account product. This means that the assets supporting the contract are not held in a separate account of Nationwide Life Insurance Company for the exclusive benefit of contract owners and are not insulated from the claims of Nationwide Life Insurance Company's creditors. Your guaranteed lifetime income payments will be paid from Nationwide Life Insurance Company's general account and, therefore, are subject to the claims-paying ability of Nationwide Life Insurance Company.

For more information about Select Retirement, please call your Morgan Stanley Smith Barney Advisor or Nationwide at 1-877-877-4217.